SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K and Form 10-KSB	☐ Form 11-K
☐ Form 20-F	☒ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For Period Ended: September 30, 2007

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
INFORMATION

Full Name of Registrant	Alternative Construction Technologies, Inc.

Address of Principal Executive Office	2910 Bush Drive

City, State and Zip Code	Melbourne, FL 32935

PART II
RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report of Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The report was not able to be filed without unreasonable effort or expense by the initial due date as a result of unanticipated delays, including delays associated with the following:

(1) The Company acquired Alternative Construction by Revels, Inc. on August 10, 2007 and has been consolidating the records of ACR and requires additional time to do so.

(2) In connection with comments received from the Securities and Exchange Commission with respect to a recently filed registration statement on Form SB-2 and management’s decision to restate the Company’s financial statements for the year ended December 31, 2006 and the quarters ended September 30, 2006, March 31, 2007 and June 30, 2007 to properly reflect the classification of warrants receivable.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Michael Hawkins	(321)	421-6349
Name	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Alternative Construction Technologies, Inc.

 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2007	By:	/s/ Michael Hawkins

Michael Hawkins
Chief Executive Officer